EXHIBIT 99.1

CAUTIONARY STATEMENTS

From time to time, Scientific-Atlanta may publish, verbally or in written form, forward-looking statements relating to such matters as anticipated financial or operational performance, business prospects, technological developments, new products, research and development activities and similar matters. In fact, this Form 10-Q (or any other periodic reporting documents required by the Exchange Act) may contain forward-looking statements reflecting our current views concerning potential future events or developments. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. These Cautionary Statements are being made pursuant to the provisions of the Private Securities Litigation Reform Act and with the intention of obtaining the benefits of the “safe harbor” provisions of the Act. In order to comply with the terms of the “safe harbor,” we caution investors that any forward-looking statements made by us are not guarantees of future performance and that a variety of factors, including those discussed below, could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in our forward-looking statements. The risks and uncertainties which may affect the operations, performance, development and results of our business are described in more detail below. The words “may,” “will,” “should,” “could,” “continue,” “future,” “potential,” “believe,” “expect,” “anticipate,” “project,” “plan,” “intend,” “seek,” “estimate” “predict” and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made.

Uncertainties Related to the Digital Interactive Television Market.    Our success is dependent upon the acceptance of digital interactive television products, such as digital set-top boxes or digital video recorders, or services, such as digital cable, high-speed data services and video-on-demand, by end-user consumers and purchases by our cable operator customers from us to satisfy such consumer demand. Our high-end Explorer® set-tops are designed to support these digital interactive television services, and the failure of these products and services to appeal to enough end-user consumers or to be available at prices consumers are willing to pay, to function as expected or to delivered in a timely fashion by our cable operator customers to consumers could have an adverse material effect on our sales and results of operations.

Digital interactive television is an evolving business, and therefore there are many characteristics of this business that are not yet fully known by us. These characteristics include sensitivity to the economy, consumer demand for various types of interactive applications, the proper pricing levels and models for various applications, the likely level of penetration of digital services into the subscriber base, the likely number of digital set-tops per household, the customer churn rate to be expected, the extent to which digital cable interactive services will successfully compete against direct-to-home satellite services, international demand for the products and the extent to which demand will be seasonal. A declining economy may continue to adversely affect consumer purchases of new digital services, and thus purchases of our digital products by our cable operator customers, even if it does not impact monthly cable operator subscription revenues. Each of these business characteristics may have a material impact on the sales of our products.

Dependence on Key Customers.    Although the domestic cable television industry is comprised of thousands of cable systems, a small number of large cable television multiple system operators (MSOs) own a large portion of the cable television systems and account for a significant portion of the capital expenditures made by cable television system operators. Historically, a significant majority of our sales have been to relatively few customers. The following sets forth the customers that constituted at least 10 percent of our total sales during the preceding three fiscal years:

•	Sales of products to AOL Time Warner, Inc. and its affiliates were 30 percent, 22 percent and 23 percent of our total sales in fiscal years 2002, 2001 and 2000, respectively.

•	Sales of products to Charter Communications, Inc. and its affiliates were 14 percent, 20 percent and 14 percent of sales in fiscal years 2002, 2001 and 2000, respectively.

•	Sales of products to Cox Communications, Inc. and its affiliates were 12 percent, 7 percent and 7 percent of sales in fiscal years 2002, 2001 and 2000, respectively.

•	Sales of products to Adelphia Communications Corporation and its affiliates were 7 percent, 18 percent and 2 percent of sales in fiscal years 2002, 2001 and 2000, respectively.

•	Sales of products, consisting primarily of analog set-tops, to MediaOne and its affiliates during fiscal year 2000 were 7 percent of our total sales. Sales to AT&T Corporation were 3 percent of our total sales in fiscal year 2000. During fiscal year 2000, MediaOne merged with AT&T Corporation. Our sales to the combined entity have constituted 2 percent of our total sales during each of fiscal years 2002 and 2001. In November 2002, Comcast Corporation completed its combination with AT&T Broadband.

Sales of products to Charter Communications, Inc., Adelphia Communications Corporation and Cox Communications, Inc. did not individually constitute 10 percent or more of sales during the nine months ended March 28, 2003. During the three and nine months ended March 28, 2003, we shipped a significant amount of products to Cablevision Systems Corporation. Sales to Cablevision constituted more than 10 percent of our total sales in the three and nine months ended March 28, 2003. Our sales and results of operation could be affected by uncertainties relating to customer plans and commitments, changes in customer order patterns and uncertainties relating to deliveries of our products and services to our customers.

Our backlog has declined for the last four quarters from $772.5 million at March 29, 2002 to $339.9 million at March 28, 2003. Due to these declines in backlog, we are more dependent on the shipment of product from orders received during the quarter rather than from backlog to generate sales. Our increased dependence on the receipt of orders during each quarter to generate sales during that quarter and our continued limited visibility to the inventory our customers hold limit our ability to predict our sales volume for the quarter until the end of the quarter. Historically, our quarters tend to be back-end loaded with a larger portion of orders being received and sales being recognized for any quarter at or near the end of the quarter. We are unable to predict the timing of orders or sales.

Dependence on Financial Stability of Customers and Distributors.    Several of our customers and potential customers have encountered significant financial difficulties that have affected their ability to pay for product that has shipped, take delivery of orders they have previously placed or raise additional capital to fund the purchase of equipment and services.

•	Adelphia, which accounted for 7 percent of our sales in fiscal year 2002 and 18 percent of our sales during fiscal year 2001, filed for bankruptcy in June 2002.

•	During the first quarter of fiscal year 2003, Communications Dynamics, Inc., parent of TVC Communications, a distributor of our products in Latin America, filed for bankruptcy.

•	During the fourth quarter of fiscal year 2002, Kabel NRW GmbH & Co. KG (KNRW), parent of a customer in Germany, ish GmbH & Co. KG (ish), was notified by its syndicate banks that an event of default had occurred under its Senior Credit Agreement. In addition, Callahan Nordrhein-Westfalen GmbH, parent of KNRW, initiated insolvency proceedings under German law in July 2002.

•	Several of the largest European MSOs have publicly reported financial difficulties and/or announced financial restructurings.

If these trends continue, which we are not able to predict, our sales and results of operations may continue to be adversely affected.

Certain of our MSO customers have a significant amount of debt. As of December 31, 2002, the total debt of Charter Communications, Inc. was $18.7 billion, which Charter described as “significant” in its Form 10-K for the year ended December 31, 2002. As a result of current market conditions, customers with significant debt levels may have limited access to debt and equity markets at this time. Their difficulty in accessing these markets could impact their ability to obtain financing for operations and to fund planned capital expenditures.

In addition, MSOs have been measured historically by the investment community on earnings before interest, taxes, depreciation and amortization (EBITDA). Recently, we believe the focus has begun to shift toward the point at which the MSOs will produce positive free cash flow, which is generally defined as EBITDA reduced by capital expenditures, interest and dividends. MSOs have reduced and may continue to reduce their capital spending and existing debt to improve free cash flow. In addition, we believe the market enterprise value of several MSOs has recently declined and their debt level as a percent of total market enterprise value has increased. The debt ratings of several MSOs have also been downgraded. These conditions have impacted and may continue to impact MSOs’ ability in the near term to raise additional capital to fund the purchase of equipment and services. In turn, we believe that the conditions described above have adversely affected our sales and may continue to adversely affect our potential for sales of both our subscriber and transmission products to these customers, which sales we are not able to predict.

Dependence on Principal Product Line.    Sales of our Explorer digital set-tops constituted approximately 52 percent, 57 percent, and 34 percent of Scientific-Atlanta’s total sales in fiscal years 2002, 2001 and 2000, respectively. We expect that sales of our Explorer set-tops will continue to account for a significant portion of our revenues for the foreseeable future. As a result, our financial performance will continue to depend in significant part on whether there will be continued market acceptance of the Explorer digital set-top and the development and timing of the introduction of software applications for the Explorer network.

Our sales are also affected by the average selling price for Explorer digital set-tops, and our results of operation are affected by the gross margins on such products. We expect declines in the average selling prices for Explorer digital set-tops will continue in the future for our mature models. We believe that the recently introduced Explorer 8000 set-tops (which contain integrated hard drives and a single-user interface for personal video recording capabilities) and high-definition television set-tops will sell for higher per unit prices and may favorably impact the average sales price for digital set-tops in the future. In addition, gross margins on newly introduced products are typically lower than the average margins for our products. As a result, the mix of models of Explorer set-tops sold during the quarter, which we cannot predict, can affect our sales and results of operations for that quarter.

Sales of digital set-tops are determined in large part by the number of new net digital subscribers added by our customers and the number of set-tops per home. The number of net digital subscriber additions is usually published quarterly by each MSO. Although we do not have full visibility to the new net digital subscriber additions by MSOs, we believe from those published reports that on an industry-wide basis the number of new net digital subscriber additions by MSOs declined during fiscal year 2002 in conjunction with lower overall capital spending by the MSOs. We are unable to predict future rates of net digital subscriber additions because this rate is dependent on a number of factors, including economic conditions, the effectiveness of the marketing efforts and programs of our customers, and the other factors set forth in the following paragraph. Declines in the net digital subscriber addition rates could have an adverse effect on our results. In addition, we have limited visibility to the inventories that the MSOs may have accumulated. A reduction in the MSO net digital subscriber addition rates could mean that these inventories will not be utilized as quickly as would otherwise be the case.

Dependence on the General Business and Economic Condition of the Cable Television Industry and Cable Television Capital Spending.    The majority of our revenues come from sales of systems and equipment to the cable television industry. Demand for these products depends primarily on capital spending by cable television system operators for constructing, rebuilding or upgrading their systems. The amount of this capital spending, and, therefore, our sales and profitability, may be affected by a variety of factors, including:

•	general political and economic conditions in the United States and abroad, and existing and potential hostilities around the world,

•	the continuing trend of cable system consolidation,

•	the financial condition of domestic and international cable television system operators and their access to financing,

•	competition from direct-to-home satellite, wireless television providers, telephone companies offering video programming and providers of high speed data transmission,

•	technological developments that impact the deployment of equipment and

•	new legislation and regulations, or regulatory uncertainties, affecting the equipment used by cable television system operators and their customers, such as uncertainties related to government regulation of basic cable or equipment rates or other terms of “digital must-carry,” “forced access,” common carrier and other FCC requirements.

There can be no assurance that cable television capital spending will increase from historical levels or that existing levels of cable television capital spending will be maintained. In addition, our sales and results of operations could continue to be adversely affected by (1) low consumer confidence in the United States amid a slow economy and difficult economic conditions outside the United States, (2) continued significant declines in capital spending by our customers as credit markets have tightened and customer credit ratings have been lowered, (3) our customers’ competition from satellite providers, and (4) the declining financial condition of several of our customers and distributors.

Competition.    Our products compete with those of a substantial number of companies worldwide.

•	Our Explorer digital set-tops, digital headends, and related software products compete with products from a number of companies that provide products that compete directly and indirectly with our products. These include:

o	Companies that develop and sell substitute products that are distributed by direct broadcast satellite (DBS) service providers through retail channels. These products may be subsidized by DBS operators, and they may be sold together with services that are not available from cable operators. Although these products are not directly competitive with respect to sales of our products to our MSO customers, these substitute products are competitive with our MSO customers’ cable services and products, and affect the end-user consumer demand for our products.

o	Companies that develop and sell products entirely of their own design and companies that license technology from us. It is possible that some of these directly competitive products could be sold through retail channels, and thus we may be subject to competition from a variety of companies with retail brands that are more familiar to consumers than ours.

o	Companies that potentially may develop and sell products that compete with our products.

-	The Federal Communications Commission (FCC) has mandated that digital tuners be incorporated into all television sets greater than 13 inches and all television receiving equipment such as VCRs and DVDs by July 1, 2007. Thus, television manufacturers may soon integrate into their products some of the technology that also is available in our set-top products.

-	On December 19, 2002, fourteen consumer electronics companies and seven major cable operators announced that they had agreed to a Memorandum of Understanding (MOU) to establish a national “plug and play” standard between digital television products and digital cable systems. This agreement, if implemented, could enable consumers to receive certain one-way digital cable services without a set-top box.

-	Other companies may have developed an alternative method of providing conditional access on cable networks that proposes to encrypt a portion of digital video stream. If these alternative conditional access methods prove to be technologically and commercially feasible, they may be adopted by our customers.

•	Our cable modem products and our products that transmit signals from the cable operator to the end-user customer compete with products from a large number of companies.

In each of these current and future competitive scenarios, some of the competitors have significantly greater resources, financial and otherwise, than we do. We believe that our ability to compete in the industry has resulted from our marketing strategies, engineering skills, product features, product performance, ability to provide post-purchase services, ability to provide quality products at competitive prices, and broad coverage of the market by our sales personnel and the alternate channels of distribution we utilize.

International.    We have and expect to continue to make significant sales to customers outside the United States. Sales to customers outside the U.S. constituted 20 percent, 15 percent and 21 percent of our total sales for fiscal years 2002, 2001 and 2000, respectively. In addition, after our January 2002 acquisition of BarcoNet NV, which has extensive operations in Europe and Asia Pacific regions, and the transfer of our remaining Atlanta, Georgia manufacturing operations to our Juarez, Mexico facility in June 2002, we have and expect to continue to have significant international operations. As a result of our consolidation of our North American manufacturing operations to Juarez, we expect that approximately 85 percent of our in-house manufacturing will be performed in our Juarez facility. A majority of the parts and products that we obtain from outside suppliers are obtained from suppliers in the Asia-Pacific region. In addition, the outbreak of the Severe Acute Respiratory Syndrome (SARS) virus in the Asia-Pacific region has made, and may continue to make, doing business in this region more difficult due to limited ability to travel. Accordingly, our future sales and results of operations could be adversely affected by a variety of political, economic and other factors in various geographic regions, including foreign currency fluctuations, changes in a specific country’s or region’s political conditions or changes or continued weakness in economic conditions, trade protection measures, import or export licensing requirements or policies, global trade policies, the overlap of different tax structures, unexpected changes in regulatory requirements, and earthquakes.

Reliance on Suppliers.    Our growth and ability to meet customer demands depend in part on the following factors, which may affect the operations, performance, development and results of our business:

•	our ability to obtain timely deliveries of parts from our suppliers;

•	the pricing and availability of equipment, materials and inventories; and

•	performance issues with key suppliers and subcontractors.

From time to time, we could experience shortages of certain electronic components from our suppliers, and these shortages might have a material effect on our operations. We consider our sources of supply to be adequate. Significant suppliers include the following:

•	STMicroelectronics, Micron Semiconductor Products, Inc. and Analog Devices, Inc. are our primary suppliers of a variety of semiconductor products, which are used as components in an array of products, including set-tops;

•	Askey Corporation is our sole provider of our cable modem products;

•	Cablevision Electronics Co., Ltd. and Zinwell Corporation, both Taiwanese companies, are our primary suppliers of taps. We also are part of a joint venture in Shanghai, China that provides us with taps;

•	JDS Uniphase is our primary supplier of optical transmitters;

•	Microcast, Inc. is our primary supplier of die-castings for RF distribution products; and

•	Anadigics, Inc. is a provider of CATV integrated circuits for use in our RF distribution products.

For fiscal year 2003, we did not experience any significant material availability issues, and we do not expect to have significant material supply issues in the foreseeable future. However, a reduction, delay or interruption in supply or a significant change in price of one or more components could adversely affect our business, operating results and financial condition.

Rapid Changes in Technology and New Product Introductions.    The markets for our products are characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and evolving methods of building and operating networks. Our future operating results may be adversely affected if we are unable to continue to develop, manufacture and market innovative products and services that meet customer requirements for performance and reliability on a timely basis. The process of developing our new high technology products is inherently complex and uncertain. The success of our existing and future products is dependent on several factors, including proper product definition, acceptable product cost, timely completion and introduction of new products, differentiation of new products from those of our competitors and market acceptance of these products. If our products are not updated to incorporate in a timely manner the latest technology, including but not limited to frequent silicon chip innovations, disk drive improvements and rapid technology advancement in the fiber optics transport industry, our products may become noncompetitive with respect to price and/or features, and our sales and results of operations may be adversely affected. We have in the past experienced delays in product development and introduction, and there can be no assurance that we will not experience further delays in connection with our current product development or future development activities. Delays in development, testing, manufacture and/or deployment of new products, including but not limited to new digital set-top products, could adversely affect our sales and results of operations. In addition, there can be no assurance that we will successfully identify new product opportunities, develop and bring new products to market in a timely manner and achieve market acceptance of our products or that products and technologies developed by others will not render our products or technologies obsolete or noncompetitive.

Intellectual Property.    We generally rely upon patent, copyright, trademark and trade secret laws to establish and maintain our proprietary rights in our technology and products. However, there can be no assurance that any of our proprietary rights will not be challenged, invalidated or circumvented, or that any such rights will provide significant competitive advantage. Third parties have claimed, and may claim, that we have infringed their current, or future, intellectual property rights. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could seriously harm our business, financial condition and results of operations.

There can be no assurance that such royalty or licensing agreements, if required, would be available on terms acceptable to us, if at all. Additionally, there can be no assurance that we will prevail in any intellectual property infringement litigation given the complex technical issues and inherent uncertainties in litigation. In the event an intellectual property claim against us was successful and we could not obtain a license on acceptable terms or license a substitute technology or redesign to avoid infringement, our business, financial condition and results of operations could be seriously harmed. Even if we prevail in litigation, the expense of litigation could be significant and could seriously harm our business, financial condition and results of operation. We are engaged in several lawsuits as plaintiff against Gemstar International Group Ltd. and affiliated companies alleging among other things violations of antitrust laws and misuse of certain patents, and requesting among other things declaration that certain Gemstar patents are invalid, unenforceable and not infringed. Such litigation is expensive and diverts management’s attention.

Industry Consolidation and Acquisitions.    There has been a trend toward consolidation in our industry. Our major competitor, General Instrument Corporation, was acquired by Motorola, Inc. in January 2000, and a significant customer, Time Warner Inc., was acquired by America Online, Inc. in January 2001. During November 2002, Comcast Corporation completed its combination with AT&T Broadband. We believe that this trend toward industry consolidation may continue as companies attempt to strengthen or hold their market positions in an evolving industry. These consolidations could adversely affect our sales and results of operations.

In addition, our industry is highly competitive, and as such, our growth is dependent upon market growth and our ability to enhance our existing products and services. Accordingly, one of the ways we may address the need to enhance products and services is through acquisitions of other companies. Since January 2002, we have acquired BarcoNet, ChanneLogics, Inc. and the Network Technologies business of Arris Group. These acquisitions and any future acquisitions may involve numerous risks, including the following: difficulties in integration of the operations, technologies and products of the acquired companies; the risk of diverting management’s attention from normal daily operations of the business; and the potential loss of key employees of the acquired company. Failure to manage growth effectively and successfully integrate acquisitions made by us could materially harm our business and operating results.

Compromise of Signal Security.    Our MSO customers rely on our conditional access system to protect content they transport through our subscriber network and media networks systems. If the security of either system were compromised, we may be required to implement system countermeasures that may include distribution of equipment to prevent such compromise, which could have a material adverse effect on our results of operations.

Stock Volatility and Securities Litigation.    The trading price of our common stock may be volatile. The stock market in general, and the market for technology companies in particular, has, from time to time, experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may significantly affect the trading price of our common stock, regardless of our actual operating performance. The trading price of our common stock could be affected by a number of factors, including: changes in expectations of our future financial performance; changes in securities analysts’ estimates (or the failure to meet such estimates); announcements of technological innovations; customer relationship developments; conditions affecting our targeted markets in general; and quarterly fluctuations in our revenue and financial results.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. On July 24, 2001, a purported class action alleging violations of the federal securities laws by us and certain of our officers was filed in the United States District Court for the Northern District of Georgia. Since then, several actions with similar allegations were filed and consolidated. A derivative suit and an ERISA action based on the same facts have also been filed. Such litigation is expensive and diverts management’s attention.

Uncertain Legal Environment.    We believe that we operate in an uncertain legal environment and that our legal environment is becoming increasingly litigious. In addition to the intellectual property, securities and other legal proceedings described in our SEC reports, recently we have been purportedly served with a complaint which seeks to add us as a co-defendant in the previously filed securities class actions in federal court in St. Louis, Missouri, against Charter Communications, Inc., a number of its present and former officers and Arthur Andersen LLP. This lawsuit alleges, in part, that certain marketing support arrangements between Charter and Scientific-Atlanta relating to Charter’s purchases of digital set-top boxes resulted in violations of the anti-fraud provisions of the federal securities laws with respect to Charter securities. Litigation is expensive and diverts management’s attention.